Exhibit 99.3

Supplemental and Guarantee Agreement for Equity Transfer Contract

Transferor:	A-Max Technology Company Limited
	Address:	Room 1203, Remington Centre, 23 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Legal Representative: Chen Xuerao, Chairman

Transferee:	Botany Investments Limited
	Address:	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands
Legal Representative: Zeng Feng, Chairman

Guarantor:	Dong Yuxiao, address: Room 1504 West Tower, No. 36 Huale Road, Guangzhou
Chen Xuerao, address: Flat C, 17 Floor, Block 3, Grand Pacific Views, Palatial Coast, Tuen Mun, New Territories, Hong Kong

Pursuant to the “Equity Transfer Contract” dated January, 2003 between Transferor and Transferee, this Supplemental and Guarantee Agreement is made as follows:

1.	Assets and Liabilities of Zhaoqing A-Max Technology Company Limited (the “Company”) and the Disposition thereof.

(1)	The assets to be transferred to Transferee to operate are: all real properties actually owned by the Company as at the Signing Date; all machinery and equipment actually owned by the Company as at the Signing Date (as detailed in Appendix 1); office equipment, information on production technology and other tangible and intangible assets the category of which is not specified.

(2)	The assets not to be transferred to Transferee to operate are: bank deposits as at the date immediately prior to the Closing Date; inventory of the Company as at the date immediately prior to the Closing Date (other than those purchased by Transferee or its designated person since December 2002); the receivables of the Company as at the date immediately prior to the Closing Date (other than those arising from sales attributable to Transferee or its designated person since December 2002) (as detailed in Appendix 2).

(3)	The liabilities to be transferred to Transferee to operate are: RMB 8.65 million on loan from Industrial and Commercial Bank Zhaoqing Branch; USD 950,000 on loan; and guarantee provided for Matsunichi. The liabilities not to be completely transferred to Transferee are: the balance of the buyer’s credit owed to Hang Seng Bank after the Closing Date arising from the purchase of equipment (as detailed in Appendix 3).

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(4)	The liabilities not to be transferred to Transferee to operate are: RMB 3.4 million payable to Zhaoqing Finance Bureau; over RMB 1 million payable to Duanzhou Real Estate Development Company; taxes payable (other than the VAT invoices in the amount of RMB 4 million issued for Matsunichi); salaries and wages payable; rents payable; goods payable and social insurance premiums payable (as detailed in Appendix 4); other liabilities and payables the category of which is not specified.

(5)	The assets and liabilities not to be transferred to Transferee to operate shall be disposed of by Transferor at its own expense within 6 months after the Closing Date, and Transferee shall ensure that the Company cooperates therewith in providing the use of financial information, letters, bank account numbers and company seals.

(6)	The assets and liabilities not to be transferred to Transferee shall be in balance; if the assets exceed the liabilities, the portion in excess shall belong to the Company.

2.	Operation of the Company During the Handover (as detailed in the Lease Agreement)

(1)	The period from the date of signing the Equity Transfer Contract and this Agreement to the 180th day after the Closing Date shall be the Handover Period.

(2)	Prior to the Closing Date, Transferor shall ensure that the Company processes the MP3 products of Matsunichi for Transferee and that Transferee pays the processing fee payable.

(3)	After the Closing Date, Transferee shall designate the legal representative and general manager of the Company to manage the Company. Transferee shall lease the plant building and production equipment of the Company to Transferor for 3 to 6 months. Dong Yuxiao shall be the representative of Transferor for the purpose of disposing credit claims and debts pursuant to Clause 1(5) hereof.

3.	Except as disclosed in writing in the Equity Transfer Contract and this Agreement, Transferor warrants that:

(1)	there will be no change in the assets and liabilities of the Company listed in the Appendices hereto which is unfavorable to Transferee;

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(2)	if any debt is not disposed of within 6 months pursuant to Clause 1(5), Transferor will be jointly liable for repayment of such debt;

(3)	prior to the Closing Date, Transferor continues to make payment due to Hang Seng Bank under the Equipment Mortgage Facility Contract between Transferor and Hang Seng Bank; during the lease term after the Closing Date, Transferor will pay HKD 60,000 each month for such facility; and upon full payment by the Company of the balance under the equipment mortgage with Hang Seng Bank, Transferor will forthwith have the mortgage on the equipment released and expressly transfer the title of the equipment to the Company;

(4)	the Company does not have any investment project, nor has it undertaken to invest in any project;

(5)	the Company does not have other mortgage or pledge, nor has it provided any guarantee for any other person;

(6)	the Company has not entered into any transaction which may result in any adverse change in the financial situation of the Company before or after the Closing Date;

(7)	as at the Closing Date, the Company does not have contract or undertaking obligations that it fails to perform;

(8)	prior to March 16, 2003, the Company had not received, nor is there any indication that it will receive, any bank notice calling for repayment of loans or disposing of mortgaged property;

(9)	the real properties of the Company are of the nature of transferred properties without owing any land transfer premium; the ownership of the real properties of the Company is clear without dispute with government, tenants or neighbors; Transferor is responsible for transfer at its expense to the Company the title to a parcel of land with an area of 14.7 mu which is still under the name of Zhaoqing Automation Technology Development Company, but if such transfer encounters any difficulty due to non-cooperation by the senior responsible department of Zhaoqing Automation Technology Development Company, the Transferor is responsible for issue a letter of undertaking to Transferee undertaking to ensure that while the difficulties of title transfer are being overcome Transferee does not lose the right to actually use such land;

(10)	as at the Closing Date, the production equipment and facilities of the Company match with the Appendix 1 in all respects and their repair or maintenance contracts will not be terminated or fail to be performed after the Closing Date as a result of the equity transfer;

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(11)	the properties of the Company have not been subject to any attachment or freeze in the 40 days prior to the Closing Date;

(12)	as at the Closing Date, the plant building and facilities of the Company have passed fire prevention acceptance test and do not pose any fire threat; and the real properties and equipment of the Company are insured against risk of fire;

(13)	as at the Closing Date, the Company has the status of a general tax payer and such status is not faced with any threat;

(14)	from the date of signing this Agreement to the Closing Date, except for maintaining the current profitable operation and the processing works undertaken for Transferee, the Company will not enter into any new transaction, particularly those which may increase the amount of accounts payable;

(15)	neither Transferee nor the Company will suffer any loss or fine after the Closing Date as a result of the difference of USD 2.47 million between the USD 5.75 million registered capital of the Company and the USD 3.28 million actually invested registered capital;

(16)	the Company is not subject to any outstanding litigation, arbitration, enforcement or sanction imposed by the administrative department prior to the Closing Date;

(17)	the Company does not have any outstanding partnership, joint venture or joint operation project prior to the Closing Date;

(18)	prior to the Closing Date, the Company is not subject to any outstanding intellectual property license contract; if, after the Closing Date, any claim of infringement of intellectual properties is against the Company, the party to assume the liabilities will be determined according to the time at which the fact of the alleged infringement occurs;

(19)	no employee of the Company has done anything in violation of law prior to the Closing Date which may cause the Company to be fined after the Closing Date;

(20)	after the signing of this Agreement and prior to the Closing Date, the Company has not employed any new employee or entered into any new lease or purchase on credit contract;

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(21)	prior to the Closing Date, the Company has not defaulted in any payment of social insurance premiums and other benefits and security payments that are required by law for its employees;

(22)	prior to the Closing Date, the Company has no outstanding labor dispute with its employees;

(23)	prior to the Closing Date the Company has not received any notice of claims for breach of contract or for violation of instrument business;

(24)	the commodities sold by the Company prior to the Closing Date will not give rise to claims for personal injury or property damage, will not result in claims for return and will not lead to demand of repair, maintenance or recall;

(25)	the Company does not have any outstanding guarantee compensation, guarantee indemnification or guarantee undertaking prior to the Closing Date.

4.	If Transferee discovers prior to the Closing Date that Transferor has acted in breach of Paragraph 5, 6 or 7 of Clause 2 or Sub-paragraph C, D in Paragraph 1 of Clause 4 of the Equity Transfer Contract, or in breach of Paragraph (1), (4), (5), (6), (8), (9) (10), (11), (12), (13), (14), (15), (16), (18), (23) or (25) of Clause 3 of this Agreement, Transferee has the right to terminate the contract and demand the full refund of the payment for the equity transfer, but it can only demand compensation for its losses if it discovers the breach of the Equity Transfer Contract or this Agreement by Transferor after the Closing Date.

5.	The guarantor for Transferor shall assume joint and several liability for Transferor’s performance of its obligations under the Equity Transfer Contract and this Agreement.

6.	Transferee guarantees to pay RMB 3,936,000 being the balance of equity transfer payment as security deposit as agreed in accordance with the Equity Transfer Contract and this Agreement.

7.	The scope of compensation for losses includes direct property losses and indirect property losses.

8.	The term of guarantee shall be the performance period of this Agreement and two to four years after the Closing Date; among which the four-year term include: Sub-paragraphs B, C, E and F in Paragraph 1 of Clause 4 of the Equity Transfer Contract and Paragraphs (1), (2), (5), (9), (14), (15), (18), (23), (24) and (25) of Clause 3 of this Agreement. The guarantees under other clauses shall have a term of two years.

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9.	If any claim is made against the Company or Transferee due to breach of guarantee by Transferor, the Company or Transferee shall forthwith notify Transferor and Transferor shall handle such claim properly. Otherwise, the Company or Transferee may bring a suit against Transferor or its guarantor whether or not any loss has occurred. If any suit is brought against the Company or Transferee due to breach of guarantee by Transferor, the Company or Transferee may bring Transferor and its guarantor into the case as co-defendants or third parties participating in a litigation, and Transferor waives any right of defense on grounds of jurisdiction.

10.	No change of name by the Company or succession to its rights and obligations by a new company after the Closing Date shall affect the force and effectiveness of this Agreement. After the end of the 6-month Handover Period, if there is no new cooperation agreement, Transferee shall change the name of the Company but this provision shall not prevent Transferee from changing the name of the Company immediately after the Closing Date.

11.	The basic financial situation of the Company shall be as set out in the Appendix hereto. It is only for the continuity of reporting if the financial statements and account books used by the Company after the Closing Date are not consistent with those set out in the Appendix.

12.	This Agreement shall prevail if there is any conflict between the provisions of the Equity Transfer Contract and the provisions hereof.

13.	This Agreement is signed on January 21, 2003 in Shenzhen. This Agreement shall be governed by the laws of the People’s Republic of China. The parties hereto submit to the jurisdiction of Shenzhen Municipal People’s Court.

14.	Notice and Service

(1)	Notices to be served under this contract may be served in person or by registered mail, telex, telegraph, fax or other forms of communication comparable to any of the above-mentioned, and shall be served at the addresses provided in accordance with Paragraph (4) of this Clause.

(2)	A notice given pursuant to Paragraph (1) of this Clause, if not returned, shall be deemed received on the third day of the stamp date on the envelope, and it may be further deemed that the contents inside the envelope are acknowledged and received by the addressee and that the address is correct.

(3)	A notice given by fax, telegraph, telex or analogous methods and followed with a confirmation sent by registered mail within 24 hours shall be deemed received by the addressee on the date it is given.

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(4)	Process of litigation may be served in the above manner as long as it is served to the places of incorporation or addresses set out herein or to such other addresses notified in writing by both parties.

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(This page is the signature page of the Equity Transfer and Guarantee Agreement among A-Max Technology Company Limited, Botany Developments Limited, Dong Yuxiao and Chen Xuerao, and this page has no text.)

Transferor:	/s/ [Company chop] A-Max Technology Company Limited

Transferee:	/s/ [Company chop] Botany Developments Limited

Guarantor:	/s/ Dong Yuxiao,
/s/ Chen Xuerao

January 21, 2003

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